News release
For immediate publication

ART Advanced Research Technologies Announces
Q4 2005 and FY2005 Financial Results Conference Call

Montreal, Canada, March 3, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, invites you to participate in a conference call to discuss the company’s financial results for the fourth quarter and the year ended December 31, 2005. The conference call will follow the press release issued earlier on the same day, and will be held on:

Friday, March 10, 2006
8:30 a.m. (EDT)

To participate in the conference call when dialing from North America, please dial

(866) 898-9626 (U.S. and Canada). Outside of North America, please dial

(416) 340-2216. Participants are asked to dial 10 minutes prior to the start time.

The conference call will feature Micheline Bouchard, President and Chief Executive Officer, and Jacques Bédard, Chief Financial Officer.

A replay of the conference call will be available from 9:30 (EDT), March 10 through March 17. When dialing in for the replay from North America, please dial

(800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3176270#.

We look forward to your participation and thank you for your interest in ART Advanced Research Technologies Inc.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac
Vice President, Corporate Secretary and General Counsel
sgignac@art.ca

Jacques Bédard
Chief Financial Officer
jbedard@art.ca

Tel: 514.832.0777
www.art.ca